Provident Energy Announces Second Quarter 2006 Results
and Expansion of 2006 Capital Program

NEWS RELEASE NUMBER 20-06	August 8, 2006

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated

Highlights
-	Record second quarter cash flow from operations of $111.0 million and a payout ratio of 62 percent, driven by strong performance across all three business units.
-	Upstream production of 30,800 barrels of oil equivalent per day, with continued strong results from southwest Saskatchewan projects and steady production from long-life U.S. assets.
-	Excellent Midstream business unit EBITDA of $46.4 million, underpinned by strong commodity price environment.
-	2006 planned capital expenditures increased by $36 million to $196 million, to fund attractive internally-generated growth opportunities in all three business units.
-	Upstream operational and financial profile will be strengthened by the Rainbow asset acquisition expected to be completed in August.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) reported second quarter 2006 cash flow from operations of $111.0 million ($0.58/unit) compared to $64.4 million ($0.41/unit) generated in the second quarter of 2005, an increase of 72 percent. Distributions declared in the quarter totalled $68.6 million ($0.36/unit) compared to $57.0 million ($0.36/unit) in 2005. For the second quarter of 2006, Provident’s payout ratio of cash flow from operations was 62 percent compared to 88 percent in the same period a year earlier.

“These excellent financial results demonstrate the value of Provident’s balanced portfolio strategy in a mixed commodity price environment,” said Provident President and Chief Executive Officer Tom Buchanan. “The Canadian upstream business again delivered solid production, and our asset base in Canada will be strengthened by our recent Rainbow acquisition. The Midstream business capitalized on a very strong business environment to deliver outstanding results in what is typically a slower quarter in the NGL industry. And our strategic and operational initiatives in the U.S. remain on track.”

For the second quarter of 2006, Provident recorded net earnings of $21.4 million, compared to net earnings of $26.8 million for the same quarter in 2005. The second quarter 2006 net earnings include an unrealized loss of $68.9 million on derivative contracts. Provident's risk management program incorporates the use of financial derivative instruments, including commodity price hedges, to stabilize cash flow over time. Particularly in the Midstream business, Provident routinely enters into crude oil and natural gas futures contracts with effective periods of up to five years (through 2011), to protect margins on the extraction, fractionation and sales of NGLs. Provident has recently executed many such contracts in order to capture the currently favourable “frac spread” ratio between the high price of crude oil and relatively lower price of natural gas. Due to the accounting requirement to "mark to market" all unrealized gains and losses associated with future financial derivative instruments at a point in time and report these against current period income, Provident's net earnings show substantial quarterly variation that is not necessarily related to current operations.

As previously announced, Randy Findlay elected to retire from his management responsibilities with the company effective June 30, 2006. Tom Buchanan has been appointed to the position of President, as well as continuing as Chief Executive Officer of Provident.

Business Unit Results

Provident’s balanced portfolio includes diverse assets across the energy value chain in Canada and the United States. The company has three business units: Canadian Oil and Gas Production (COGP), U.S. Oil and Gas Production (USOGP), and Midstream.

Canadian Oil and Gas Production (COGP)

Provident’s COGP business unit produces and sells natural gas, light/medium oil, natural gas liquids (NGLs), and heavy oil. Production assets are primarily located in the central and southern regions of Alberta and Saskatchewan.

In the second quarter of 2006, COGP generated $55.5 million in cash flow from operations, compared to $40.1 million in the second quarter of 2005. Average production during the quarter of 23,100 barrel of oil equivalent per day (boed) was higher than expected, due to continued drilling success in Provident’s greenfield program in southwest Saskatchewan and good production results in Central Alberta. Production decreased from an average of 27,400 boed in the second quarter of 2005, due to the sale of approximately 2,100 boed of production in September 2005 and to natural declines. Production during the most recent quarter was weighted 56 percent natural gas, 35 percent medium/light crude oil and NGLs, and nine percent heavy oil.

Second quarter 2006 field operating netback of $27.66 per barrel of oil equivalent (boe) was 13 percent above the $24.45 per boe in the same quarter of 2005. Operating costs were $23.2 million ($11.05 per boe) during the second quarter of 2006, compared to $22.3 million ($8.94 per boe) during the second quarter of 2005. Operating expenses year-over-year increased in a number of categories, including well servicing, maintenance, power and fuel, and fluid hauling.

Provident spent $13.5 million in COGP capital expenditures in the quarter. A majority of the capital was deployed in southern Saskatchewan to complete and tie-in 13 wells that added 1,000 boed of production.

In mid-July, Provident announced its acquisition of a package of natural gas producing assets in the Rainbow area of northwestern Alberta for an estimated price of $475.9 million after adjustments. Current production from these assets is approximately 5,500 boed, and the reserve life index is over 11 years. The transaction is expected to close by the end of August, 2006.

U.S. Oil and Gas Production (USOGP)

Provident’s USOGP business unit produces and sells crude oil and natural gas from basins in Southern California and Wyoming. BreitBurn Energy Company LP (BreitBurn) operates 99 percent of the production, and Provident owns approximately 96 percent of BreitBurn.

In the second quarter of 2006, USOGP generated $16.4 million of cash flow from operations, an increase of 19 percent over the same period in 2005. Production averaged 7,700 boed in the second quarter of 2006, consistent with production in the same quarter last year. First quarter production was weighted 95 percent light/medium crude oil and five percent natural gas.

Field operating netbacks in the second quarter of 2006 were $43.15 per boe, up from $33.65 in the second quarter of 2005. Operating costs were $17.65 per boe during the quarter, compared with $14.00 per boe during the second quarter of 2005. The higher operating costs are the result of a high cost environment as well as a one-time property tax adjustment that amounts to $1.01 per boe.

USOGP general and administrative costs in the quarter include expenses related to a potential real estate development project in an area of Southern California where BreitBurn Energy owns significant surface rights related to oil and gas operations. BreitBurn is working with a real estate development partner to evaluate developing this land for sale. See the Management’s Discussion and Analysis for more detail.

Provident spent $9.9 million on USOGP capital expenditures during the second quarter. $6.9 million was spent on drilling, optimization and facility upgrades at West Pico, Santa Fe Springs and Orcutt. $4.9 million was directed at optimization projects in Wyoming, smaller fields and office equipment. There was also a capital adjustment of $2.0 million to reduce transaction costs relating to past acquisitions.

As previously announced, Provident’s subsidiary, BreitBurn Energy Partners, L.P., has filed an amended Form S-1 registration statement with the U.S. Securities and Exchange Commission in order to pursue an initial public offering of a master limited partnership. The filing of the Form S-1 was made pursuant to and in accordance of the U.S. Securities Act of 1933 and, in accordance with Rule 135 under that Act, this information does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. Any such offer or solicitation will be made only by the prospectus included in the registration statement.

Midstream

Provident’s Midstream business unit participates in all elements of the natural gas liquids (NGL) value chain, including extraction of NGLs from natural gas, transportation, fractionation of the blended NGLs into products (ethane, propane, butane and condensate), storage of blended NGLs and NGL products, and distribution and marketing of NGL products. Provident is the second largest integrated NGL player in Canada, and is one of two Canadian companies with ownership in a west-to-east NGL system.

For the second quarter of 2006, Provident’s Midstream business unit generated earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) of $46.4 million, up substantially from $11.8 million in the second quarter of 2005. Cash flow from operations for the Midstream business unit increased from $10.6 million in the second quarter of 2005 to $39.1 million in the second quarter of 2006. The increases are due to the major midstream business acquisition that closed in December 2005, providing Provident with its significant NGL extraction facilities at Empress and its west to east NGL system. Results were also positively impacted by a very strong business environment in the quarter, which was characterized by low natural gas prices relative to NGL prices and strengthening propane prices.

Provident managed 158,941 barrels per day (bpd) of NGLs over the second quarter of 2006, up from 58,200 bpd in the second quarter of 2005, with the additional volumes due to the recent acquisition.

Midstream capital expenditure in the second quarter was $12.8 million. $11.4 million was spent in completing the previously announced new condensate offloading facility at the Redwater plant. That facility was commissioned during the quarter on time and on budget. It will offload and redeliver 35,000 barrels per day of condensate, complementing existing pipeline connections to and from Redwater.

Outlook and Capital Budget Expansion

In light of positive production results to date particularly in the Canadian upstream business, Provident may exceed the 2006 production guidance that was issued in January and updated upon the recent announcement of the Rainbow asset acquisition. Current production guidance is 29,000 to 31,000 boed.

In the Midstream business, results for the remainder of 2006 will depend on whether or not the price of crude oil products remains strong relative to the price of natural gas, as well as other factors such as prices for NGL products, particularly propane. Thus far, 2006 is looking like an excellent year for the business, particularly given the strong EBITDA in the second quarter.

In light of Provident’s solid operational performance, compelling organic opportunities, and strong cash flow year-to-date, Provident’s Board of Directors has approved an increase to the 2006 capital budget of an additional $36 million, bringing total anticipated capital expenditures to $196 million for the year. The additional capital will support attractive internally-generated growth opportunities in all three businesses.

The increase includes approximately $9 million for Canadian Oil and Gas Production, the bulk of which will be deployed on Provident’s successful southwest Saskatchewan shallow gas program and joint venture activity in southern Alberta. Approximately $2 million of that total is planned for the new Rainbow acquisition assets, which will set up the winter 2007 drilling program.

U.S. Oil and Gas Production capital expenditures will increase by approximately $6 million, to be spent principally on the previously disclosed thermal project in California. Provident is developing a diatomite cyclic steam project in the Santa Maria basin at Orcutt. Current production from other California cyclic steam diatomite projects exceeds 40,000 boed, including most notably Chevron’s Cymric field. Assuming continued success in the project, Provident anticipates drilling six pods (each pod consists of 15 producing wells) beginning in 2007. Production would ramp up gradually, with production from those six pods peaking in 2008 or 2009 at 1,500 to 1,800 boed. If the Orcutt diatomite project is successful, it could prove the potential for additional projects in the future. The expected total capital cost for the six-pod project is in the order of $60 million.

The Midstream capital budget will increase by approximately $21 million to fund ongoing expansion opportunities at the Redwater fractionation plant. In light of the success of the new condensate rail offloading facility and the strong market demand for condensate, Provident has executed a second five-year agreement with another major oil sands operator to provide condensate storage and terminalling services. As a result, Provident will add a second phase expansion of the new offloading terminal at Redwater. The phase two expansion will add a further 25,000 barrels per day of offloading capacity upon completion, nearly doubling the capacity of the new facility.

The Midstream business is also launching a project to develop two new underground NGL storage caverns at Redwater, one currently intended for condensate and one for butane. With a planned capacity of approximately 630,000 barrels each, the caverns, together with the expanded rail and pipeline infrastructure, will position Provident to take advantage of the strong markets and ongoing demand for these products in Alberta. Storage capacity is a key element of Provident’s success in the NGL business, given the significant seasonal price swings for NGLs. Provident plans to begin drilling the new caverns in late 2006, with anticipated in-service dates in 2008.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada, Southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

Financial Statements and Management’s Discussion and Analysis (MD&A)

Provident’s interim consolidated financial statements and MD&A for the quarter ended June 30, 2006, are available on SEDAR (www.sedar.com), and on Provident’s website, at www.providentenergy.com, under the heading “Investors.”

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities. Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact:	Corporate Head Office:
Laurie Stretch	800, 112 - 4th Avenue S.W.
Senior Manager, Investor Relations and	Calgary, Alberta T2P 0H3
Communications	Phone: (403) 296-2233
Phone (403) 231-6710	Toll Free: 1-800-587-6299
Email: info@providentenergy.com	Fax: (403) 294-0111
www.providentenergy.com

Consolidated financial highlights
Consolidated	Three months ended			Six months ended
($ 000s except per unit data)	June 30,			June 30,
	2006	2005	% Change	2006	2005	% Change

Revenue (net of royalties and financial
derivative instruments)	$424,439	$300,504	41	$978,145	$622,527	57

Cash flow from COGP operations (1)	$55,490	$40,098	38	$95,439	$77,667	23
Cash flow from USOGP operations (1)	16,377	13,770	19	29,241	25,138	16
Cash flow from midstream services	39,123	10,567	270	65,216	25,767	153
and marketing (1)
Total cash flow from operations (1)	$110,990	$64,435	72	$189,896	$128,572	48
Per weighted average unit - basic (2)	$0.58	$0.41	41	$1.00	$0.84	19
Per weighted average unit - diluted (3)	$0.58	$0.40	45	$1.00	$0.83	20
Declared distributions to unitholders	$68,572	$57,001	20	$136,922	$108,735	26
Per unit	$0.36	$0.36	-	$0.72	$0.72	-
Percent of cash flow from operations paid	62%	88%	(30)	72%	85%	(15)
out as declared distributions
Net income	$21,371	$26,822	(20)	$45,571	$24,039	90
Per weighted average unit - basic (2)	$0.11	$0.17	(35)	$0.24	$0.16	50
Per weighted average unit - diluted (3)	$0.11	$0.17	(35)	$0.24	$0.16	50
Capital expenditures, net	$36,181	$37,000	(2)	$91,484	$66,086	38
Nautilus acquisition	$-	$-	-	$-	$91,420	(100)
Weighted average trust units outstanding (000s)
- Basic(2)	190,236	157,517	21	189,687	152,730	24
- Diluted(3)	190,749	159,327	20	190,200	154,540	23

Consolidated
	As at	As at
	June 30,	December 31,
($000s)	2006	2005	% Change
Capitalization
Long-term debt	$878,962	$884,604	(1)
Unitholders’ equity	$1,328,083	$1,404,826	(5)

(1)	Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2)	Excludes exchangeable shares.
(3)	Includes dilutive impact of unit options, exchangeable shares and convertible debentures.

Operational highlights
	Three months ended			Six months ended
Consolidated	June 30,			June 30,
COGP and USOGP combined	2006	2005	% Change	2006	2005	% Change

Oil and Gas Production (1)
Daily production
Light/medium crude oil (bpd)	13,923	15,891	(12)	14,247	15,144	(6)
Heavy oil (bpd)	2,011	4,644	(57)	2,245	5,093	(56)
Natural gas liquids (bpd)	1,475	1,454	1	1,502	1,604	(6)
Natural gas (mcfpd)	80,084	79,126	1	79,185	79,792	(1)
Oil equivalent (boed)(2)	30,756	35,177	(13)	31,192	35,140	(11)
Average selling price (before realized non-
hedging derivative instruments)
Light/medium crude oil ($/bbl)	$69.76	$51.20	36	$62.09	$50.31	23
Heavy oil ($/bbl)	$50.42	$26.03	94	$35.39	$25.93	36
Corporate oil blend ($/bbl)	$67.32	$45.50	48	$58.45	$44.17	32
Natural gas liquids ($/bbl)	$54.20	$47.75	14	$54.03	$46.42	16
Natural gas ($/mcf)	$6.10	$7.29	(16)	$7.04	$7.03	-
Oil equivalent ($/boe)(2)	$53.37	$44.94	19	$51.37	$43.51	18
Field netback (before realized non-hedging
derivative instruments) ($/boe)	$31.51	$26.58	19	$29.95	$25.41	18
Field netback (including realized non-hedging
derivative instruments) ($/boe)	$31.51	$22.16	42	$29.43	$21.49	37
Midstream services and marketing
Managed NGL volumes (bpd)	158,941	58,200	173	161,168	59,886	169
EBITDA (000s)(3)	$46,438	$11,765	295	$79,251	$28,145	182

(1)	Production figures reflect the September 29, 2005 disposition of various non-core properties that averaged 2,100 boed.
(2)	Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(3)	EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items.